SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                For 06 April 2004

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                   Bank of Ireland Announces New Appointments

                            To The Court Of Directors


Bank of Ireland has announced two new appointments to the Court of Directors with immediate effect.

Mr Declan McCourt is an economics graduate of University College Dublin and is also a barrister. He holds an MBA from Harvard Business School. He has considerable business experience in Ireland and abroad and is currently Chief Executive and part owner of OHM Group, Dublin, a passenger and commercial vehicles distribution business. He is a Director of Fyffes plc and the Dublin Docklands Development Authority and is on the boards of a number of other companies. He is also Chairman of the Mater Hospital Foundation and Chairman of the Development Council of the University College Dublin Law School.

Mr Terry Neill is a graduate of Trinity College Dublin and holds an MBA from London Business School. He is a member of the Boards of CRH plc, Trinity Foundation and The Ingram Partnership. He is also chairman of AMT-Sybex and Meridea Oy. Until 2001, he was a Senior Partner in Accenture and was chairman of its global Board. He is a member of the Governing Body , and chairman of the Finance Committee, of the London Business School and he is chairman of Camerata Ireland.

6 April 2004


Contacts

Dan Loughrey
Head of Group Corporate Communications
Ph. 01 604 3833 or 086 241 2470

Anne Mathews
Media Relations Manager
Ph. 01 604 3836 or 087 246 0358


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary



Date: 06 April 2004